October 26, 2021

VIA EDGAR

United States Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing 100 F Street, NE Washington, D.C. 20549

Attn:	Eiko Taoita Pykes, Staff Accountant

Jean Yu, Assistant Chief Accountant

Sergio Chinos, Staff Attorney

Sherry Haywood, Staff Attorney

Re:	CITIC Capital Acquisition Corp.

Amendment No. 2 to Registration Statement on Form S-4

Filed October 14, 2021

File No. 333- 257962

Dear Ms. Pykes, Ms. Yu, Mr. Chinos and Ms. Haywood:

On behalf of our client, CITIC Capital Acquisition Corp., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced amended registration statement on Form S-4 filed on October 14, 2021, contained in the Staff’s letter dated October 22, 2021 (the “Comment Letter”).

The Company has filed via EDGAR its Amendment No. 3 to the Registration Statement on Form S-4 (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Amended Registration Statement.

Amendment No. 2 to Registration Statement on Form S-4 filed October 14, 2021

Cover Page

1.

Please disclose prominently on the cover page that you are not a Chinese operating company but a Cayman Islands company with operations conducted by your management based in Hong Kong, and that this structure involves unique risks to investors. Provide a cross- reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

United States Securities and Exchange Commission October 26, 2021

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the target of the Company’s Business Combination, Quanergy Systems, Inc. (“Quanergy”), is a Delaware corporation and, in connection with the Domestication described in the Amended Registration Statement, the Company will become a Delaware corporation immediately prior to the Business Combination described in the Amended Registration Statement and will remain a Delaware corporation thereafter. None of the executive officers or key members of management of Quanergy or Quanergy Pubco are located in China. In addition, none of the members of Quanergy Pubco’s board of directors are located in China. The Company and the Sponsor will not appoint any officers or directors of Quanergy Pubco upon the closing of the Business Combination and expect the current management and board of directors of Quanergy to stay in place at Quanergy Pubco.

In addition, substantially all of Quanergy’s operations are conducted outside of China, and substantially all of the post-Business Combination combined company’s operations will be conducted outside of China. The activities currently conducted by Quanergy in China are limited to sales support activities only, through its subsidiary Quanergy (Shanghai) Electronic Science & Technology Ltd. This is expected to stay the same following the Business Combination. In addition, the Company has disclosed the potential risks relating to Quanergy’s current and expected operations in China on page 68 of the Amended Registration Statement and for more details, you can refer to “Risk Related to Our Industry and Business—Our international expansion plans, if implemented, will subject us to a variety of risks that may harm our business.” Furthermore, in response to the Staff’s comment, the Company has added disclosure on pages 80 and 81 of the Amended Registration Statement.

In response to Staff’s comment, the Company has revised disclosure on the cover page of the Amended Registration Statement to clarify that the Company is not a Chinese operating company but a blank check company incorporated as a Cayman Islands exempted company with its office located in Hong Kong for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, and in connection with Domestication described in the Amended Registration Statement, the Company will become a Delaware Corporation.

2.

Provide prominent disclosure about the legal and operational risks associated with Quanergy and the combined company being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in Quanergy and the combined company’s operations and/or the value of common stock or could significantly limit or completely hinder Quanergy and the combined company’s ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact Quanergy and the combined company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

United States Securities and Exchange Commission October 26, 2021

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, as discussed further in the Company’s response to the Staff’s comment 1, neither the Company nor Quanergy is based in China, substantially all of Quanergy’s current operations are not in China and substantially all of the post-Business Combination combined company’s operations will not be in China.

In response to Staff’s comment, the Company has revised disclosure on the cover page and on pages 80 and 81 of the Amended Registration Statement.

3.

Clearly disclose how you will refer to Quanergy, its subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a subsidiary or other entities. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Quanergy is an operating company and substantially all of its operations are conducted by it in the United States. Quanergy has the following wholly-owned subsidiaries: (i) Quanergy Systems FZ-LLC (organized in Dubai, UAE), (ii) Quanergy Systems Canada Inc. (organized in Ottawa, Canada), (iii) Quanergy Systems Hong Kong Limited (organized in Hong Kong), (iv) Quanergy (Shanghai) Electronic Science & Technology Ltd. (organized in Shanghai, China, and wholly-owned by Quanergy Systems Hong Kong Limited), (v) Quanergy Systems Japan GK (organized in Tokyo, Japan), (vi) Quanergy Systems UK Limited (organized in London, UK) and (vii) Quanergy Systems, GmbH (organized in Munich, Germany). Quanergy operates as an integrated company across its corporate structure, with corporate headquarters in Sunnyvale, California, and offices in Canada, China and Dubai. Quanergy Systems Canada has certain research and development operations, but all of Quanergy’s other subsidiaries have activities limited only to sales support functions. This structure is expected to stay in place at Quanergy Pubco. However, Quanergy Pubco will remain primarily a holding company with Quanergy as its wholly-owned subsidiary and operating entity.

The Company also respectfully advises the Staff that references to “we”, “our” or “us” in certain sections of the Amended Registration Statement refer to Quanergy collectively, including its subsidiaries, as specifically noted on pages 54, 60 and 274 of the Amended Registration Statement. The Amended Registration Statement is for the registration of the securities of CCAC, a Cayman Islands exempted company, which will be renamed to Quanergy and become a Delaware Corporation immediately prior to the consummation of the Business Combination. You can refer to the disclosure at the bottom of the cover page of the Amended Registration Statement.

United States Securities and Exchange Commission October 26, 2021

Summary of the Proxy Statement/Prospectus, page 35

4.

In your summary of risk factors, disclose the risks that Quanergy’s and the combined company’s corporate structure and being based in or having the majority of the combined company’s operations in China pose to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in Quanergy’s and the combined company’s operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder Quanergy’s and the combined company’s ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

RESPONSE:

In response to the Staff’s comment, the Company has added two bullets after the third bulleted paragraph on page 56 of the Amended Registration Statement.

5.

Disclose each permission that Quanergy, its subsidiaries, or its VIEs, if any, are required to obtain from Chinese authorities to operate and issue securities to foreign investors. State whether Quanergy, its subsidiaries, or VIEs, if any, are covered by permissions requirements from the CSRC or any other entity that is required to approve of the VIEs’ operations, and state affirmatively whether Quanergy has received all requisite permissions and whether any permissions have been denied.

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Quanergy does not have a VIE structure. The Company also advises the Staff that neither Quanergy nor any of its subsidiaries is required to obtain permissions from Chinese authorities to operate or issue securities to foreign investors. As set forth in the response to comment 3, Quanergy and its operational structure are expected to stay in place at Quanergy Pubco. Quanergy Pubco will remain primarily a holding company with Quanergy as its wholly-owned subsidiary and operating entity.

Neither we nor Quanergy is currently required to obtain permission from the PRC government, including CSRC, to list on a U.S. securities exchange and consummate the Business Combination. For more details, you can refer to “Risk Related to Compliance—The PRC

United States Securities and Exchange Commission October 26, 2021

government exerts substantial influence and discretion over the manner in which companies incorporated under the laws of PRC conduct their business activities. Quanergy is a Delaware corporation headquartered in Sunnyvale, California, which, through its subsidiaries, conducts limited activities in China and is not subject to such influence by the PRC government. However, if Quanergy were to become subject to such direct influence or discretion, it may result in a material change in its operations and/or the value of its securities, which would materially affect the interest of the investors” on pages 80 and 81 in the Amended Registration Statement.

6.

Provide a clear description of how cash is transferred through Quanergy. Disclose Quanergy’s intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and Quanergy’s and the combined company’s ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on Quanergy’s and the combined company’s ability to distribute earnings from your businesses, including subsidiaries to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements, if any.

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Quanergy is not subject to any VIE agreements. The Company also advises the Staff that it believes it has provided appropriate and complete disclosure regarding the material U.S. federal income tax considerations applicable to holders of the Company’s units, public shares or public warrants (other than the Company’s sponsor or any of its affiliates) as a consequence of the ownership and disposition of the Class A common stock and public warrants of Quanergy Pubco after the closing of the Business Combination in the section of the Amended Registration Statement titled “U.S. Federal Income Tax Considerations.”

The Company respectfully advises the Staff that Quanergy does not generate any revenue at the level of any of its subsidiaries. In each case, other than the subsidiary it maintains in Canada which conducts certain research and development activities, Quanergy’s foreign wholly-owned subsidiaries exist only to conduct sales support activities. However, in all cases, it is Quanergy, the Delaware parent company that contracts with systems integrators, distributors and other customers. In response to the Staff’s comment, the Company has revised the disclosure on pages 56 and 57 of the Amended Registration Statement to add description of cash transfer and dividend distribution of Quanergy.

7.

Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.

United States Securities and Exchange Commission October 26, 2021

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that both the Company and Quanergy are not subject to the Holding Foreign Companies Accountable Act, as the Company’s auditor, WithumSmith+Brown, PC, and Quanergy’s auditor, Grant Thornton LLP, are reputable auditing firms located in the United States and may be investigated by the PCAOB.

Risk Factors, page 60

8.

Given the Chinese government’s significant oversight and discretion over the conduct of Quanergy’s business, please revise to separately highlight the risk that the Chinese government may intervene or influence Quanergy’s operations at any time, which could result in a material change in its operations and/or the value of the combined company’s securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, neither the Company nor Quanergy is based in China, substantially all of Quanergy’s current operations are not in China and substantially all of the post-Business Combination combined company’s operations will not be in China. The activities currently conducted by Quanergy in China are limited to sales support activities only, through its subsidiary Quanergy (Shanghai) Electronic Science & Technology Ltd. This is expected to stay the same following the Business Combination. Assuming minimal redemption rate, the Sponsor will only hold approximately 5% in Quanergy Pubco. In addition, there will be no change of control in Quanergy constituted by the Business Combination. The Company and the Sponsor will not appoint any officers or directors in the management of Quanergy PubCo upon the closing of the Business Combination and expect the current management and board of directors of Quanergy to stay in place at Quanergy Pubco. Accordingly, the Company does not believe that the Chinese government has, or will have, any significant oversight and discretion over Quanergy’s business operations or the offering of securities the Company.

In response to the Staff’s comment, the Company has added disclosure on pages 80 and 81 of the Amended Registration Statement.

9.

In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

United States Securities and Exchange Commission October 26, 2021

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, as described further in the responses to the previous comments, it does not believe that the Company, Quanergy’s business or the Business Combination is subject to the oversight by the Cyberspace Administration of China relating to data security, because neither the Company nor Quanergy is based in China, substantially all of Quanergy’s current operations are not in China and substantially all of the post-Business Combination combined company’s operations will not be in China. The activities currently conducted by Quanergy in China are limited to sales support activities only, through its subsidiary Quanergy (Shanghai) Electronic Science & Technology Ltd. This is expected to stay the same following the Business Combination.

In response to the Staff’s comment, the Company has added disclosure on page 81 of the Amended Registration Statement.

* * * * * *

United States Securities and Exchange Commission October 26, 2021

Please do not hesitate to contact Joel L. Rubinstein at (212) 294-6700 or Guiying Ji at (212) 819-7873 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,
/s/ White & Case LLP
White & Case LLP

cc:	Fanglu Wang, CITIC Capital Acquisition Corp.

Kevin K. Rooney, Cooley LLP

Karen Elizabeth Deschaine, Cooley LLP